2019 -1 Class B EETC Investor Presentation August 13, 2020 Issuer Free Writing Prospectus Filed pursuant to Rule 433(d) Registration No. 333-230007 August 13, 2020

IMPORTANT DISCLOSURES Statements in this presentation (or otherwise made by JetBlue or on JetBlue’s behalf) contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which represent our management’s beliefs and assumptions concerning future events. When used in this document and in documents incorporated herein by reference, the words “expects,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks, uncertainties and assumptions, and are based on information currently available to us. Actual results may differ materially from those expressed in the forward-looking statements due to many factors, including, without limitation, the COVID-19 pandemic and the outbreak of any other disease or similar public health threat that affects travel demand or behavior; restrictions on our business related to the financing we accepted under the CARES Act; our significant fixed obligations and substantial indebtedness; risk associated with execution of our strategic operating plans in the near-term and long-term; the recording of a material impairment loss of tangible or intangible assets; our extremely competitive industry; volatility in financial and credit markets which could affect our ability to obtain debt and/or lease financing or to raise funds through debt or equity issuances; volatility in fuel prices, maintenance costs and interest rates; our reliance on high daily aircraft utilization; our ability to implement our growth strategy; our ability to attract and retain qualified personnel and maintain our culture as we grow; our reliance on a limited number of suppliers, including for aircraft, aircraft engines and parts and vulnerability to delays by those suppliers; our dependence on the New York and Boston metropolitan markets and the effect of increased congestion in these markets; our reliance on automated systems and technology; our being subject to potential unionization, work stoppages, slowdowns or increased labor costs; our presence in some international emerging markets that may experience political or economic instability or may subject us to legal risk; reputational and business risk from information security breaches or cyber-attacks; changes in or additional domestic or foreign government regulation, including new or increased tariffs; changes in our industry due to other airlines' financial condition; acts of war or terrorism; global economic conditions or an economic downturn leading to a continuing or accelerated decrease in demand for air travel; adverse weather conditions or natural disasters; and external geopolitical events and conditions. It is routine for our internal projections and expectations to change as the year or each quarter in the year progresses, and therefore it should be clearly understood that the internal projections, beliefs and assumptions upon which we base our expectations may change prior to the end of each quarter or year. Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. Further information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings, including but not limited to, the Company's 2019 Annual Report on Form 10-K and its 2020 Quarterly Reports on Form 10-Q. In light of these risks and uncertainties, the forward-looking events discussed in this presentation might not occur. Our forward-looking statements speak only as of the date of this presentation. Other than as required by law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. This Presentation highlights basic information about JetBlue and the offering described herein. Because it is a summary, it does not contain all of the information that you should consider before investing. JetBlue has filed a registration statement (including a prospectus therein) and a related preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement (including the risk factors described therein) and other documents JetBlue has filed with the SEC for more complete information about JetBlue and the offering described herein. You may get these documents free of charge by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JetBlue, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC (“Morgan Stanley”) at 1-800-718-1649. Three independent appraisal and consulting firms have prepared appraisals of the aircraft that are hereinafter described. The appraisal of Aviation Specialists Group, Inc. (“ASG”) is dated July 27, 2020; the appraisal of BK Associates, Inc. (“BK”) is dated July 29, 2020; and the appraisal of Morten Beyer & Agnew, Inc. (“MBA”) is dated July 29, 2020. The appraised values provided by BK are presented as of July 1, 2020. The appraised values provided by ASG and MBA are presented as of July 2020. The appraisals do not purport to, and do not, reflect the current market value of such aircraft. Such appraisals of such aircraft are subject to a number of significant assumptions and methodologies (which differ among the appraisers) and were prepared without a physical inspection of such aircraft. Appraisals that are more current or are based on other assumptions and methodologies (or a different maintenance status or a physical inspection of such aircraft or reflect events occurring since the date of the appraisals) may result in valuations that are materially different from those contained in such appraisals of such aircraft. Please review the appraisal letters for additional details regarding the assumptions, qualifications and limitations related thereto.

1 TRANSACTION OVERVIEW (1) Initial / Max LTV for the Class B Certificates is calculated as of August 27, 2020, which is the assumed closing date of the offering (the “Class B Issuance Date”) and includes the expected outstanding principal amount of the Class AA and Class A Certificates as of such date because they rank senior to the Class B Certificates JetBlue Airways Corporation (“JetBlue ” or “JBLU”) intends to raise $115,584,000 through the offering of Pass Through Equipment Trust Certificates, Series 2019-1B (the “Class B Certificates”) The Equipment Notes underlying the Class B Certificates will have the benefit of a security interest in 25 Airbus A321-231 aircraft that were delivered new to JetBlue between February 2017 to December 2018 JetBlue previously issued $588,685,000 and $183,570,000 aggregate face amount of Pass Through Certificates, Series 2019-1 Class AA and Class A, respectively, on November 12, 2019; the Series 2019-1 Class AA and Class A Certificates are not being offered in this transaction The Class B Certificates offered in the transaction will consist of: Class B junior subordinated tranche amortizing over 7.2 years, with a 75.1% Initial / Max loan-to-value ratio (“LTV”) (1) The Class B Certificates will have substantially the same legal structure as the 2019-1 Class AA and A Certificates: Standard cross-collateralization, cross-default and buy-out rights Liquidity facility covering three successive semi-annual interest payments on the Certificates Interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Sole Structuring Agent: Morgan Stanley Joint Bookrunners: Morgan Stanley and Credit Agricole Liquidity Facility Provider: Credit Agricole, acting via its New York branch

JETBLUE AIRWAYS SERIES 2019-1B EETC STRUCTURAL SUMMARY

	Existing Class AA Certificates	Existing Class A Certificates	Class B Certificates
Aggregate Outstanding Amount[(1)]	$581,507,248	$181,331,757	$115,584,000
Current / Expected Ratings (Moody's / Fitch)[(2)]	A2 / AA-	Baa1 / A	Baa2 / BBB
Initial / Max LTV[(3)]	49.7% / 49.7%	65.2% / 65.2%	75.1% / 75.1%
Interest Rate	2.750%	2.950%	Fixed rate, semiannual payments, 30/360 day count
Weighted Average Life (Years)[(4)]	8.3	6.2	4.3
Regular Distribution Dates[(5)]	May 15 and November 15	May 15 and November 15	May 15 and November 15
Final Expected Regular Distribution Date[(6)]	May 15, 2032	May 15, 2028	November 15, 2027
Final Legal Distribution Date[(7)]	November 15, 2033	November 15, 2029	May 15, 2029
Section 1110 Protection	Yes	Yes	Yes
Liquidity Facility	Three semiannual interest payments	Three semiannual interest payments	Three semiannual interest payments

(1) As of the Class B Issuance Date
(2) Current ratings included for existing Certificates and expected ratings included for Class B Certificates
(3) Initial / Max LTVs for the Class AA, Class A, and Class B Certificates are calculated as of the Class B Issuance Date
(4) Calculated as of Class B Issuance Date
(5) May 15, 2020 was the first Regular Distribution Date for the Class AA and Class A Certificates
(6) Each series of Equipment Notes will mature on the final expected Regular Distribution Date for the related class of Certificates
(7) The Final Legal Distribution Date for each class of Certificates is the date that is 18 months after the final expected Regular Distribution Date for the relevant Certificates, which represents the period corresponding to the applicable Liquidity Facility on such Certificates of three consecutive semiannual interest payments

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3 KEY STRUCTURAL ELEMENTS One Class of Certificates Offered Class B Certificates will benefit from a separate liquidity facility covering three consecutive semi-annual interest payments Waterfall Same waterfall both before and after an event of default Interest on Eligible Pool Balance of the Class B Certificates is paid ahead of principal on the Class AA and Class A Certificates Cross- Collateralization The Equipment Notes will be cross-collateralized by all aircraft in the portfolio All indentures will include cross-default provisions Buyout Rights After a Certificate Buyout Event, subordinated Certificate holders have the right to purchase all (but not less than all) of the then outstanding more senior classes of Certificates at par plus accrued and unpaid interest Substitution Rights JetBlue may, at any time and from time to time, substitute an aircraft in JBLU 2019-1 with one or more aircraft of a different model of the same or different manufacturer as the aircraft being replaced as long as certain conditions are satisfied These conditions include but are not limited to i) written confirmation from rating agencies that substituting such aircraft for the replaced aircraft will not result in a withdrawal, suspension or downgrading of the rating of any Class of Certificates then rated by such rating agencies that remain outstanding, ii) the airframe of the substitute aircraft has a manufacture date no earlier than one year prior to that of the original airframe subject to the lien of the related indenture and iii) the aggregate appraised value of the substitute aircraft is of equal or greater value than the aircraft being substituted Collateral The collateral consists of 25x A321-231 aircraft that are strategically core to JetBlue’s fleet operations, delivered between February 2017 and December 2018 Additional Certificates JetBlue retains the option to issue additional subordinated classes of Certificates at any time on or after the Class B Issuance Date

AIRCRAFT VALUES, DEPRECIATION, & LTV SCHEDULES

		Aircraft	Debt Balances [1]			Principal Amortization			LTV		
Date	Period	Value [2]	Class AA	Class A	Class B	Class AA	Class A	Class B	Class AA	Class A	Class B
Class B issuance	0.0	$1,169,716,667	$581,507,248	$181,331,757	$115,584,000				49.7%	65.2%	75.1%
November 15, 2020	0.2	1,157,717,588	567,151,744	176,855,272	109,150,436	14,355,504	4,476,485	6,433,564	49.0%	64.3%	73.7%
May 15, 2021	0.7	1,138,887,674	552,796,239	172,378,787	102,716,871	14,355,504	4,476,485	6,433,564	48.5%	63.7%	72.7%
November 15, 2021	1.2	1,120,057,760	538,440,735	167,902,302	96,283,307	14,355,504	4,476,485	6,433,564	48.1%	63.1%	71.7%
May 15, 2022	1.7	1,101,227,846	524,085,231	163,425,816	89,849,742	14,355,504	4,476,485	6,433,564	47.6%	62.4%	70.6%
November 15, 2022	2.2	1,082,397,932	509,729,727	158,949,331	83,416,178	14,355,504	4,476,485	6,433,564	47.1%	61.8%	69.5%
May 15, 2023	2.7	1,063,568,018	495,374,223	154,472,846	76,982,613	14,355,504	4,476,485	6,433,564	46.6%	61.1%	68.3%
November 15, 2023	3.2	1,044,738,104	481,018,718	149,996,361	70,549,049	14,355,504	4,476,485	6,433,564	46.0%	60.4%	67.2%
May 15, 2024	3.7	1,025,908,191	466,663,214	145,519,876	64,115,484	14,355,504	4,476,485	6,433,564	45.5%	59.7%	65.9%
November 15, 2024	4.2	1,007,078,277	452,307,710	141,043,390	57,681,920	14,355,504	4,476,485	6,433,564	44.9%	58.9%	64.6%
May 15, 2025	4.7	988,248,363	437,952,206	136,566,905	51,248,356	14,355,504	4,476,485	6,433,564	44.3%	58.1%	63.3%
November 15, 2025	5.2	969,418,449	423,596,702	132,090,420	44,814,791	14,355,504	4,476,485	6,433,564	43.7%	57.3%	61.9%
May 15, 2026	5.7	950,588,535	409,241,197	127,613,935	38,381,227	14,355,504	4,476,485	6,433,564	43.1%	56.5%	60.5%
November 15, 2026	6.2	931,758,621	394,885,693	123,137,449	31,947,662	14,355,504	4,476,485	6,433,564	42.4%	55.6%	59.0%
May 15, 2027	6.7	912,928,708	380,530,189	118,660,964	25,514,098	14,355,504	4,476,485	6,433,564	41.7%	54.7%	57.5%
November 15, 2027	7.2	894,098,794	366,174,685	114,184,479	-	14,355,504	4,476,485	25,514,098	41.0%	53.7%	-
May 15, 2028	7.7	875,268,880	351,819,181	-	-	14,355,504	114,184,479	-	40.2%	-	-
November 15, 2028	8.2	856,438,966	337,463,676	-	-	14,355,504	-	-	39.4%	-	-
May 15, 2029	8.7	837,609,052	323,108,172	-	-	14,355,504	-	-	38.6%	-	-
November 15, 2029	9.2	818,779,138	308,752,668	-	-	14,355,504	-	-	37.7%	-	-
May 15, 2030	9.7	799,949,224	294,397,164	-	-	14,355,504	-	-	36.8%	-	-
November 15, 2030	10.2	781,119,311	280,041,659	-	-	14,355,504	-	-	35.9%	-	-
May 15, 2031	10.7	762,289,397	265,686,155	-	-	14,355,504	-	-	34.9%	-	-
November 15, 2031	11.2	743,459,483	251,330,651	-	-	14,355,504	-	-	33.8%	-	-
May 15, 2032	11.7	724,629,569	-	-	-	251,330,651	-	-	-	-	-

(1) Debt Balance for each class of Certificates indicates, as of any date, after giving effect to any principal distributions expected to be made on such date, the portion of the original face amount of such class of Certificates that has not been distributed to holders of such class of Certificates. Debt Balance for any date may change if, among other things, (i) any Equipment Notes are redeemed or purchased or (ii) a default in payment on any Equipment Note occurs

(2) The sum of the lesser of the mean and median ("LMM") of the adjusted base value of each aircraft as appraised by ASG, BK and MBA. In calculating total Aircraft Value for subsequent dates, we assumed that the value of each aircraft depreciates 3% of the appraised value at delivery per year for the first 15 years after delivery of such Aircraft by the Aircraft manufacturer, by approximately 4% per your thereafter for the next five years and by approximately 5% per year each year after that.

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AIRCRAFT COLLATERAL SUMMARY

- JetBlue obtained appraised values for the aircraft from ASG, BK, and MBA. Aggregate LMM appraised value is approximately $1.17 billion(1)
- LMM(1) of the appraisals indicate a minimum collateral cushion of 24.9% on the Class B Certificates(2), which increases over time as the Class B Certificates amortize

Aircraft Number	Aircraft Type	MSN	Registration Number	Body Type	LD / MINT vs HD(3)	Engine Type	MTOW (lbs)	Month of Delivery	Appraised Values (USD millions)			LMM
									MBA	ASG	BK	
1	A321-231	7529	N976JT	NB	LD / MINT	V2533-A5	205,030	February 2017	$42.85	$44.30	$44.20	$43.78
2	A321-231	7584	N978JB	NB	LD / MINT	V2533-A5	205,030	March 2017	43.08	44.40	44.64	44.04
3	A321-231	7627	N979JT	NB	LD / MINT	V2533-A5	205,030	April 2017	43.32	45.10	45.06	44.49
4	A321-231	7692	N981JT	NB	LD / MINT	V2533-A5	205,030	May 2017	43.56	45.50	45.83	44.96
5	A321-231	7631	N980JT	NB	LD / MINT	V2533-A5	205,030	June 2017	43.79	45.50	46.09	45.13
6	A321-231	7815	N982JB	NB	LD / MINT	V2533-A5	205,030	August 2017	44.27	46.20	47.14	45.87
7	A321-231	7874	N984JB	NB	LD / MINT	V2533-A5	205,030	September 2017	44.50	46.20	47.47	46.06
8	A321-231	7739	N983JT	NB	LD / MINT	V2533-A5	205,030	September 2017	44.50	46.20	47.48	46.06
9	A321-231	7907	N986JB	NB	LD / MINT	V2533-A5	205,030	October 2017	44.74	47.00	47.79	46.51
10	A321-231	7798	N985JT	NB	LD / MINT	V2533-A5	205,030	October 2017	44.74	47.00	48.00	46.58
11	A321-231	7956	N988JT	NB	LD / MINT	V2533-A5	205,030	November 2017	44.98	47.00	48.17	46.72
12	A321-231	7855	N987JT	NB	LD / MINT	V2533-A5	205,030	November 2017	44.98	47.00	48.22	46.73
13	A321-231	7993	N990JL	NB	LD / MINT	V2533-A5	205,030	December 2017	45.21	47.00	48.61	46.94
14	A321-231	7924	N989JT	NB	LD / MINT	V2533-A5	205,030	December 2017	45.21	47.00	48.48	46.90
15	A321-231	7994	N991JT	NB	LD / MINT	V2533-A5	205,030	December 2017	45.21	47.00	48.63	46.95
16	A321-231	8143	N993JE	NB	LD / MINT	V2533-A5	205,030	March 2018	45.99	47.80	50.10	47.80
17	A321-231	8178	N992JB	NB	LD / MINT	V2533-A5	205,030	March 2018	45.99	47.80	50.06	47.80
18	A321-231	8185	N994JL	NB	HD	V2533-A5	205,030	April 2018	45.89	47.20	49.28	47.20
19	A321-231	8293	N995JL	NB	HD	V2533-A5	205,030	June 2018	46.40	47.20	49.77	47.20
20	A321-231	8342	N996JL	NB	HD	V2533-A5	205,030	July 2018	46.65	47.90	50.19	47.90
21	A321-231	8473	N997JL	NB	HD	V2533-A5	205,030	September 2018	47.16	47.90	50.71	47.90
22	A321-231	8525	N998JE	NB	HD	V2533-A5	205,030	October 2018	47.41	48.70	50.92	48.70
23	A321-231	8538	N999JQ	NB	HD	V2533-A5	205,030	November 2018	47.66	48.70	51.14	48.70
24	A321-231	8581	N973JT	NB	HD	V2533-A5	205,030	November 2018	47.66	48.70	51.23	48.70
25	A321-231	8641	N977JE	NB	LD / MINT	V2533-A5	205,030	December 2018	48.27	50.10	52.42	50.10
Total								2.6 Year Average Age	$1,134.02	$1,174.40	$1,211.63	$1,169.72

(1) The LMM appraised values as appraised by ASG, BK and MBA. The appraised values provided by BK are presented as of July 1, 2020. The appraised values provided by ASG and MBA are presented as of July 2020. Each appraisal indicates the appraised base value of each aircraft, adjusted as described in such appraisal. An appraisal is only an estimate of value and should not be relied upon as a measure of realizable value. See Appendix II of the Preliminary Prospectus Supplement for information regarding each appraiser's appraisal methodology.
(2) Minimum collateral cushion is calculated as of Class B Issuance Date, using the expected Maximum LTV set forth under "Prospectus Supplement Summary – Loan to Aircraft Value Ratios" in the Preliminary Prospectus Summary
(3) Seating capacity is 200 seats in JetBlue's standard configuration ("HD") and 159 seats in JetBlue's Mint configuration ("LD / MINT")

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JBLU 2019-1 The JBLU 2019-1 collateral pool consists entirely of narrowbody aircraft that were delivered new to JetBlue between February 2017 and December 2018 Of the 35 aircraft delivered to JetBlue since 2017, 25 are included in the JBLU 2019-1 collateral pool. These aircraft represent some of JetBlue’s youngest aircraft: JETBLUE FLEET BY AIRCRAFT TYPE(2) 6 YOUNG, NARROWBODY ASSETS SECURE JBLU 2019-1 EETC Average Age(1) JetBlue Fleet JBLU 2019-1 Pool All Aircraft Variant 11.1 years - A321ceo 4.1 years 2.6 years Source: JetBlue (1) Represents the simple average calculated as of the Class B Issuance Date (2) Aircraft count as of June 30, 2020 25 38 Average Aircraft Age(1): 14.9 years Average Aircraft Age(1): 11.8 years Average Aircraft Age(1): 4.1 years Average Aircraft Age(1): 0.6 years JBLU 2019-1 Aircraft 63 9

THE COLLATERAL: AIRBUS A321-200

The Airbus A321-200 has continued the heritage of the A320 family's "most marketable aircraft" reputation

- Recent vintages of the A321-200 have been able to command higher market valuations due to the implementation of certain enhancements
  - Sharklets improve fuel burn and increase the range by over 100nm, providing US transcontinental range
  - Maximum seating was also increased to take advantage of traffic growth, allowing for over 200 passengers
- The A321-200 offers lower seat-mile costs compared to other similarly sized aircraft, with the added benefit of more capacity at slot-constrained airports

A321-200 Liquidity / Market Update

- Currently, there are 565 A321-200 aircraft in service / on order with approximately 49 operators
- Backlog is now only 35 aircraft as production shifts to the A321neo; production likely to end in 2021
- Use of the A321 has become widespread in China, with the A321 establishing itself as the standard bearer on high-capacity single-aisle domestic routes
- The A321-200s continue the A320 family's heritage as one of the most in-demand aircraft on the market, leveraging a large customer base and commonality with the A320 family
- Freighter conversion programs are providing good end-of-life prospects, with first due in 2020

Airbus A321-200 Fleet Distribution


Middle East
3.0 %
Lat. Am & Carribean
4.0 %
Europe
27.0 %
Asia-Pacific
36.0 %
North
America
30.0 %

Top 5 A321-200 Operators (In Service / Stored / On Order)

Operator	Quantity
American Airlines	219
Delta Air Lines	127
China Southern Airlines	99
Turkish Airlines	68
JetBlue Airways	66
Total	**579**

Top 5 A321-200 Lessors (In Service / Stored / On Order)

Operator	Quantity
AerCap	73
Avolon	51
BBAM	48
BOC Aviation	41
Air Leased	38
Total	**251**

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Source: Cirium Fleets Analyzer, Ascend Asset Market Commentary as of Q2 2020

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2019-1B POSITION OF COLLATERAL IN JETBLUE'S FLEET

Strategic Importance to JetBlue

A321-231HD (200 Core Seats)



- The seven A321-231HD aircraft included in the JBLU 2019-1 portfolio offer 38 more seats than a restyled A320, enabling growth at slot and gate constrained airports without adding frequency
- The A321-231HD frees resources by providing similar capacity on less frequency; changing JFK-FLL from 8x A320s (1,296 seats) to 6x A321s (1,200 seats), two aircraft and two JFK slots are freed up

A321-231LD (143 Core, 16 Mint Seats)



- The 18 A321-231LD aircraft included in the JBLU 2019-1 portfolio are equipped with Mint: JetBlue's industry leading, lie-flat, premium product
- JetBlue utilizes the A321-231LD primarily on Transcon routes, some of which are now the most profitable routes for JetBlue like JetBlue's LAX Mint Franchise (JFK, BOS and FLL)

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Source: JetBlue as of July 14, 2020

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